UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:
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FORM 12b-25	SEC FILE NUMBER 1-11450
CUSIP NUMBER
NOTIFICATION OF LATE FILING	802013102

(Check one):	☐ Form 10-K or 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q or 10-QSB	☐ Form 10-D
		☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Santa Fe Energy Trust
Full Name of Registrant

N/A
Former Name if Applicable

The Bank of New York Trust Company, N.A., Trustee
Address of Principal Executive Office (Street and Number)

919 Congress Avenue, Austin, Texas 78701
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

                As discussed in the Trust's Reports on Form 8-K filed with the SEC on March 12, 2007 and May 3, 2007, Devon Energy Corporation ("Devon") has advised The Bank of New York Trust Company, N.A., as trustee of the Trust (the "Trustee") that Devon is working to complete its review of the properties in which the Trust has an interest.  Devon's most recent estimate of the date by which it will complete its review is July 1, 2007.  Devon has informed the Trustee that Devon now estimates the aggregate amount of the potential overpayments to the Trust at approximately $6.7 million.  Devon has also informed the Trustee that the December 31, 2005 reserve report prepared for the Trust by its independent petroleum engineers included interests purportedly held by the Trust in a field located in Texas known as the Anton-Irish field, to which the independent petroleum engineers attributed a net present value, based on information furnished to them by Devon, in the range of $10-12 million as of December 31, 2005.  Devon has informed the Trustee that the preliminary results of its review indicate that the Trust's actual net profits interest in the Anton-Irish field is substantially less than the interest Devon previously reported to the Trust's independent petroleum engineers and that the engineers  used in the preparation of the December 31, 2005 reserve report.  Based on the information provided by Devon, the Trustee believes that the net present value of the net profits interest actually owned by the Trust in the Anton-Irish field is insignificant, and expects that the next reserve report will reflect an insignificant net present value for the Anton-Irish field when prepared.

                Devon has cautioned the Trustee that its estimate of the amount of its overpayments to the Trust remains preliminary, and that Devon's review is ongoing.

                As previously reported in the Trust's Report on Form 8-K filed with the SEC on May 3, 2007, on May 1, 2007, the Trustee concluded, based on the information furnished to the Trustee by Devon as described above, that the Trust's previously-issued financial statements, which include supplemental oil and gas reserve information, should no longer be relied upon.  In addition, the Trustee concluded that the reserve reports previously delivered to the Trust and included and discussed in the Trust's Annual Reports on Form 10-K, also should no longer be relied upon.  The Trustee is unable to predict when revised financial statements and supplemental oil and gas information will be available.

                Because of the large number of net profits royalties in which the Trust has an interest, and because the resolution of the issues raised by Devon are not within the control of the Trust or the Trustee, the Trustee is unable to represent that the Form 10-Q for the quarter ended March 31, 2007 will be filed within 5 calendar days after the prescribed due date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mike Ulrich	800	852-1422
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  The Trust's Annual Report on Form 10-K for the year ended December 31, 2006 has not yet been filed.

			☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Santa Fe Energy Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Santa Fe Energy Trust

Date:	May 11, 2007	By:	The Bank of New York Trust Company, N.A., Trustee for Santa Fe Energy Trust

/s/ MIKE ULRICH
		Name:	Mike Ulrich
		Title:	Vice President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).